UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.   )*

Gracell Biotechnologies Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share, represented by American Depositary Shares

(Title of Class of Securities)

38406L103

(CUSIP Number)

August 10, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	CUSIP number 38406L103 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Global Select Market. Each ADS represents five Ordinary Shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.		NAMES OF REPORTING PERSONS Vivo Opportunity Fund Holdings, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 25,900,025 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 25,900,025 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,900,025 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3% (2)
12.		TYPE OF REPORTING PERSON PN

(1)	The number includes (i) 19,583,330 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of Gracell Biotechnologies Inc. (the “Issuer”), which are represented by 3,916,666 American Depository Shares (“ADSs”); and (ii) 6,316,695 Ordinary Shares, represented by 1,263,339 ADSs, issuable upon exercise of certain warrants, the exercise of which is subject to a beneficial ownership limitation of 19.99% of the Issuer’s outstanding Ordinary Shares. All securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.

(2)	Based on 490,788,649 Ordinary Shares outstanding of the Issuer, which includes the sum of (i) 479,544,029 Ordinary Shares issued and outstanding, as disclosed in the Form of Subscription Agreement, attached as Exhibit 10.1 to the Issuer’s Current Report on Form 6-K, filed with the Securities and Exchange Commission (the “SEC”) on August 7, 2023, and (iii) an aggregate of 11,244,620 Ordinary Shares, represented by 2,248,924 ADSs, issuable upon exercise of warrants held of records by Vivo Opportunity Fund Holdings, LP., Vivo Asia Opportunity Fund Holdings, L.P., and Vivo Opportunity Co-Invest, L.P.

1.		NAMES OF REPORTING PERSONS Vivo Opportunity Co-Invest, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 12,252,005(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 12,252,005 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,252,005 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.5% (2)
12.		TYPE OF REPORTING PERSON OO

(1)	The number includes (i) 9,263,890 Ordinary Shares, which are represented by 1,852,778 ADSs; and (ii) 2,988,115 Ordinary Shares, represented by 597,623 ADSs, issuable upon exercise of certain warrants, the exercise of which is subject to a beneficial ownership limitation of 19.99% of the Issuer’s outstanding Ordinary Shares. All securities are held of record by Vivo Opportunity Co-Invest, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Co-Invest, L.P.

(2)	Based on 490,788,649 Ordinary Shares outstanding of the Issuer, which includes the sum of (i) 479,544,029 Ordinary Shares issued and outstanding, as disclosed in the Form of Subscription Agreement, attached as Exhibit 10.1 to the Issuer’s Current Report on Form 6-K, filed with the SEC on August 7, 2023, and (iii) an aggregate of 11,244,620 Ordinary Shares, represented by 2,248,924 ADSs, issuable upon exercise of warrants held of records by Vivo Opportunity Fund Holdings, LP., Vivo Asia Opportunity Fund Holdings, L.P., and Vivo Opportunity Co-Invest, L.P.

1.		NAMES OF REPORTING PERSONS Vivo Opportunity, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 38,152,030 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 38,152,030 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,152,030 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8% (2)
12.		TYPE OF REPORTING PERSON OO

(1)	The number includes (i) 28,847,220 Ordinary Shares, which are represented by 5,769,444 ADSs; and (ii) 9,304,810 Ordinary Shares, represented by 1,860,962 ADSs, issuable upon exercise of certain warrants, the exercise of which is subject to a beneficial ownership limitation of 19.99% of the Issuer’s outstanding Ordinary Shares. These securities are held of record by Vivo Opportunity Fund Holdings, L.P. and Vivo Opportunity Co-Invest, L.P. on an aggregated basis. Vivo Opportunity, LLC is the general partner of both Vivo Opportunity Fund Holdings, L.P. and Vivo Opportunity Co-Invest, L.P.

(2)	Based on 490,788,649 Ordinary Shares outstanding of the Issuer, which includes the sum of (i) 479,544,029 Ordinary Shares issued and outstanding, as disclosed in the Form of Subscription Agreement, attached as Exhibit 10.1 to the Issuer’s Current Report on Form 6-K, filed with the SEC on August 7, 2023, and (iii) an aggregate of 11,244,620 Ordinary Shares, represented by 2,248,924 ADSs, issuable upon exercise of warrants held of records by Vivo Opportunity Fund Holdings, LP., Vivo Asia Opportunity Fund Holdings, L.P., and Vivo Opportunity Co-Invest, L.P.

1.		NAMES OF REPORTING PERSONS Vivo Asia Opportunity Fund Holdings, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION The Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 22,691,515 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 22,691,515 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,691,515 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.6% (2)
12.		TYPE OF REPORTING PERSON PN

(1)	The number includes (i) 20,751,705 Ordinary Shares, which are represented by 4,150,341 ADSs; and (ii) 1,939,810 Ordinary Shares, represented by 387,962 ADSs, issuable upon exercise of certain warrants, the exercise of which is subject to a beneficial ownership limitation of 19.99% of the Issuer’s outstanding Ordinary Shares. These securities are held of record by Vivo Asia Opportunity Fund Holdings, L.P. Vivo Asia Opportunity, LLC is the general partner of Vivo Asia Opportunity Fund Holdings, L.P.

(2)	Based on 490,788,649 Ordinary Shares outstanding of the Issuer, which includes the sum of (i) 479,544,029 Ordinary Shares issued and outstanding, as disclosed in the Form of Subscription Agreement, attached as Exhibit 10.1 to the Issuer’s Current Report on Form 6-K, filed with the SEC on August 7, 2023, and (iii) an aggregate of 11,244,620 Ordinary Shares, represented by 2,248,924 ADSs, issuable upon exercise of warrants held of records by Vivo Opportunity Fund Holdings, LP., Vivo Asia Opportunity Fund Holdings, L.P. and Vivo Opportunity Co-Invest, L.P.

1.		NAMES OF REPORTING PERSONS Vivo Asia Opportunity, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION The Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 22,691,515 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 22,691,515 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,691,515 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.6% (2)
12.		TYPE OF REPORTING PERSON OO

(1)	The number includes (i) 20,751,705 Ordinary Shares, which are represented by 4,150,341 ADSs; and (ii) 1,939,810 Ordinary Shares, represented by 387,962 ADSs, issuable upon exercise of certain warrants, the exercise of which is subject to a beneficial ownership limitation of 19.99% of the Issuer’s outstanding Ordinary Shares. These securities are held of record by Vivo Asia Opportunity Fund Holdings, L.P. Vivo Asia Opportunity, LLC is the general partner of Vivo Asia Opportunity Fund Holdings, L.P.

(2)	Based on 490,788,649 Ordinary Shares outstanding of the Issuer, which includes the sum of (i) 479,544,029 Ordinary Shares issued and outstanding, as disclosed in the Form of Subscription Agreement, attached as Exhibit 10.1 to the Issuer’s Current Report on Form 6-K, filed with the SEC on August 7, 2023, and (iii) an aggregate of 11,244,620 Ordinary Shares, represented by 2,248,924 ADSs, issuable upon exercise of warrants held of records by Vivo Opportunity Fund Holdings, LP., Vivo Asia Opportunity Fund Holdings, L.P. and Vivo Opportunity Co-Invest, L.P.

1.		NAMES OF REPORTING PERSONS Vivo Panda Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,806,795 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,806,795 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,806,795 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.0% (2)
12.		TYPE OF REPORTING PERSON PN

(1)	The number includes 4,806,795 Ordinary Shares, which are represented by 961,359 ADSs. The securities are held of record by Vivo Panda Fund, L.P. Vivo Panda, LLC is the general partner of Vivo Panda Fund, L.P.

(2)	Based on 490,788,649 Ordinary Shares outstanding of the Issuer, which includes the sum of (i) 479,544,029 Ordinary Shares issued and outstanding, as disclosed in the Form of Subscription Agreement, attached as Exhibit 10.1 to the Issuer’s Current Report on Form 6-K, filed with the SEC on August 7, 2023, and (iii) an aggregate of 11,244,620 Ordinary Shares, represented by 2,248,924 ADSs, issuable upon exercise of warrants held of records by Vivo Opportunity Fund Holdings, LP., Vivo Asia Opportunity Fund Holdings, L.P., and Vivo Opportunity Co-Invest, L.P.

1.	NAMES OF REPORTING PERSONS Vivo Panda, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,806,795 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,806,795 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,806,795 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.0% (2)
12.	TYPE OF REPORTING PERSON PN

(1)

The number includes 4,806,795 Ordinary Shares, which are represented by 961,359 ADSs. The securities are held of record by Vivo Panda Fund, L.P. Vivo Panda, LLC is the general partner of Vivo Panda Fund, L.P.

(2)	Based on 490,788,649 Ordinary Shares outstanding of the Issuer, which includes the sum of (i) 479,544,029 Ordinary Shares issued and outstanding, as disclosed in the Form of Subscription Agreement, attached as Exhibit 10.1 to the Issuer’s Current Report on Form 6-K, filed with the SEC on August 7, 2023, and (iii) an aggregate of 11,244,620 Ordinary Shares, represented by 2,248,924 ADSs, issuable upon exercise of warrants held of records by Vivo Opportunity Fund Holdings, LP., Vivo Asia Opportunity Fund Holdings, L.P., and Vivo Opportunity Co-Invest, L.P.

Item 1.	Issuer

	(a)	Name of Issuer:

Gracell Biotechnologies, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

Building 12, Block B, Phase II Biobay Industrial Park 218 Sangtian St. Suzhou Industrial Park, 215123 People’s Republic of China

Item 2.	Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i)          Vivo Opportunity Fund Holdings, L.P., a Delaware limited partnership;

(ii)         Vivo Opportunity Co-Invest, L.P., a Delaware limited partnership;

(iii)        Vivo Opportunity, LLC, a Delaware limited liability company. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P. and Vivo Opportunity Co-Invest, L.P.;

(iv)        Vivo Asia Opportunity Fund Holdings, L.P. a Cayman Islands limited partnership;

(v)           Vivo Asia Opportunity, LLC, a Cayman Islands limited liability company. Vivo Asia Opportunity, LLC is the general partner of Vivo Asia Opportunity Fund Holdings, L.P.;

(vi)         Vivo Panda Fund, L.P., a Delaware limited partnership; and

(vii)         Vivo Panda, LLC, a Delaware limited liability company. Vivo Panda, LLC is the general partner of Vivo Panda Fund, L.P.

The address of the principal business office of the Reporting Persons is 192 Lytton Avenue, Palo Alto, CA 94301.

	(d)	Title of Class of Securities:

Ordinary Shares, par value $0.0001 per share

	(e)	CUSIP Number: 38406L103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

	(a)	Amount beneficially owned and (b) percent of class: The information set forth in rows 5 through 11 of the cover pages is incorporated by reference into this Item 4.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote:

Vivo Opportunity Fund Holdings, L.P.: (i) 19,583,330 Ordinary Shares, represented by 3,916,666 ADSs and (ii) 6,316,695 Ordinary Shares, represented by 1,263,339 ADSs, issuable upon exercise of certain warrants

Vivo Opportunity Co-Invest, L.P.: (i) 9,263,890 Ordinary Shares, represented by 1,852,778 ADSs; and (ii) 2,988,115 Ordinary Shares, represented by 597,623 ADSs, issuable upon exercise of certain warrants

Vivo Opportunity, LLC: (i) 28,847,220 Ordinary Shares, represented by 5,769,444 ADSs; and (ii) 9,304,810 Ordinary Shares, represented by 1,860,962 ADSs, issuable upon exercise of certain warrants

Vivo Asia Opportunity Fund Holdings, L.P.: (i) 20,751,705 Ordinary Shares, represented by 4,150,341 ADSs; and (ii) 1,939,810 Ordinary Shares, represented by 387,962 ADSs, issuable upon exercise of certain warrants

Vivo Asia Opportunity, LLC: (i) 20,751,705 Ordinary Shares, which are represented by 4,150,341 ADSs; and (ii) 1,939,810 Ordinary Shares, represented by 387,962 ADSs, issuable upon exercise of certain warrants

Vivo Panda Fund, L.P.: 4,806,795 Ordinary Shares, represented by 961,359 ADSs

Vivo Panda, LLC: 4,806,795 Ordinary Shares, which are represented by 961,359 ADSs

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose of or to direct the disposition of:

Vivo Opportunity Fund Holdings, L.P.: (i) 19,583,330 Ordinary Shares, represented by 3,916,666 ADSs and (ii) 6,316,695 Ordinary Shares, represented by 1,263,339 ADSs, issuable upon exercise of certain warrants

Vivo Opportunity Co-Invest, L.P.: (i) 9,263,890 Ordinary Shares, represented by 1,852,778 ADSs; and (ii) 2,988,115 Ordinary Shares, represented by 597,623 ADSs, issuable upon exercise of certain warrants

Vivo Opportunity, LLC: (i) 28,847,220 Ordinary Shares, represented by 5,769,444 ADSs; and (ii) 9,304,810 Ordinary Shares, represented by 1,860,962 ADSs, issuable upon exercise of certain warrants

Vivo Asia Opportunity Fund Holdings, L.P.: (i) 20,751,705 Ordinary Shares, represented by 4,150,341 ADSs; and (ii) 1,939,810 Ordinary Shares, represented by 387,962 ADSs, issuable upon exercise of certain warrants

Vivo Asia Opportunity, LLC: (i) 20,751,705 Ordinary Shares, which are represented by 4,150,341 ADSs; and (ii) 1,939,810 Ordinary Shares, represented by 387,962 ADSs, issuable upon exercise of certain warrants

Vivo Panda Fund, L.P.: 4,806,795 Ordinary Shares, represented by 961,359 ADSs

Vivo Panda, LLC: 4,806,795 Ordinary Shares, represented by 961,359 ADSs

		(iv)	Shared power to dispose of or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2023

Vivo Opportunity Fund Holdings, L.P.

By:	Vivo Opportunity, LLC, its General Partner

/s/ Hongbo Lu
Name:	Hongbo Lu
Title:	Managing Member

Vivo Opportunity Co-Invest, L.P.

By:	Vivo Opportunity, LLC, its General Partner

/s/ Hongbo Lu
Name:	Hongbo Lu
Title:	Managing Member

Vivo Opportunity, LLC

/s/ Hongbo Lu
Name:	Hongbo Lu
Title:	Managing Member

Vivo Asia Opportunity Fund Holdings, L.P.

By:	Vivo Asia Opportunity LLC, its General Partner

/s/ Hongbo Lu
Name:	Hongbo Lu
Title:	Managing Member

Vivo Asia Opportunity, LLC

/s/ Hongbo Lu
Name:	Hongbo Lu
Title:	Managing Member

Vivo Panda Fund, L.P.

By:	Vivo Panda, LLC, its General Partner

/s/ Mahendra Shah
Name:	Mahendra Shah
Title:	Managing Member

Vivo Panda, LLC

/s/ Mahendra Shah
Name:	Mahendra Shah
Title:	Managing Member

EXHIBIT INDEX

Exhibit

99.1	Joint Filing Statement